RTN STEALTH SOFTWARE INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on March 30, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, Eastern Time, on March 28, 2011.

Appointment of Proxyholder

I/We, being holder(s) of RTN Stealth Software Inc. hereby appoint: Todd Halpern, or failing him, Alfred Apps, or failing him, James McGovern,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of RTN Stealth Software Inc. to be held at 2400 – 333 Bay Street, Toronto, ON, on March 30, 2011 at 4:00 PM Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. **Number of Directors**
To set the number of Directors at nine (9). ☐ ☐

For Withhold

2. **Election of Directors**
The nominees proposed by Management are: Todd Halpern; James McGovern; Michael Boulter; Alex Bogdan; Edward Milstein; Richard Schaeffer; Alfred Apps; Simon Posen; John Gibson. ☐ ☐

Vote FOR or WITHHOLD for all nominees proposed by Management

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For Withhold

3. **Appointment of Auditors**
Appointment of Grant Thornton LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

4. **RATIFICATION OF THE EARLY CONVERSION OF THE SPECIAL PREFERRED SHARES INTO COMMON SHARES**
Management recommends shareholders vote FOR the special resolution, the full text of which is set forth in Section IV of the management information circular dated February 28, 2011, approving early conversion of special preferred shares into common shares, as more particularly described in the management information circular. ☐ ☐

For Against

5. **RATIFICATION OF THE CONTINUANCE OF THE CORPORATION FROM BRITISH COLUMBIA INTO ONTARIO**
Management recommends the shareholders vote FOR the special resolution, the full text of which is set forth in Section V of the management information circular dated February 28, 2011, approving the continuance of the Corporation from British Columbia into Ontario under the name of Quantitative Alpha Trading Inc. and the adoption of a new general by-law, as more particularly described in the management information circular. ☐ ☐

For Against

6. **RATIFICATION OF THE LONG-TERM INCENTIVE PLAN**
Management recommends the shareholders vote FOR the ordinary resolution, the full text of which is set forth in Section VI of the management information circular dated February 28, 2011, approving the adoption of the long-term incentive plan, as more particularly described in the management information circular. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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